Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

RECEIVED
JUL 6

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

09046436

July 2, 2009

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

dw 7/6

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. Report of voting results, date of filing May 14, 2009.

2. News release - English, date of filing June 12, 2009.

Calfrac Well Services Ltd.

Annual General Meeting of Holders of Common Shares of Calfrac Well Services Ltd. (the "Issuer")

May 12, 2009

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes For (%)	Votes Withheld (%)
1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed:			
(a) Ronald P. Mathison	Carried	96.22	3.78
(b) Douglas R. Ramsay	Carried	99.85	0.15
(c) Fernando Aguilar	Carried	99.89	0.11
(d) James S. Blair	Carried	99.89	0.11
(e) Gregory S. Fletcher	Carried	99.77	0.23
(f) Martin A. Lambert	Carried	97.95	2.05
(g) R. Timothy Swinton	Carried	99.77	0.23
2. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	Carried	99.73	0.27

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac announces dividend

CALGARY, June 12 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that its Board of Directors has declared a dividend pursuant to its semi-annual dividend policy. The dividend of $0.05 per common share will be paid on July 15, 2009 to shareholders of record on June 30, 2009.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 16:15e 12-JUN-09